Mail Stop 0408


								March 8, 2006






Mr. Michael A. Gales
Executive Chairman
Ashlin Development Corporation
1479 North Clinton Avenue
Bay Shore, New York 11706


Re: 	Ashlin Development Corporation
      Form SB-2
      File No. 333-131709
      Filed February 9, 2006



Dear Mr. Gales:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form SB-2 Filed February 9, 2006

General

1. Please update your disclosure to account for the change in name and the state of incorporation that you represented would occur on or about February 15.


Front Cover of Prospectus

2. Please disclose the proceeds to you assuming the maximum number of warrants is exercised.


Where You Can find More Information, page 4

3. Please revise this section as follows:
* correct the address of the SEC; and
* provide the disclosure required by Item 101(c) of Regulation S-
B.


The Acquisition and Related Transactions, page 5

4. Please revise this section as follows:
* disclose the aggregate purchase price that you paid for Gale Industries and the valuation of each share of your stock and that of
Gale Industries; and
* revise your statement that you issued "a significant number of shares" to Gale by disclosing the number of shares that you issued and the percentage of your outstanding shares that this represented.


Risk Factors, page 7

5. Please revise this section as follows:
* address in your first risk factor the risks associated with the fact that your auditor has expressed an opinion, in note 3 to your most recent financial statements, that "there remains substantial doubt about the company`s ability to continue as a going concern;"
* add a risk factor addressing the risk of dilution resulting from your issuance of additional shares of your common stock in any potential acquisition pursuant to your current business strategy; and
* revise your last risk factor to quantify the anticipated annual costs of being a public company.

The Acquisition and Related Transactions, page 13

6. Please revise this section as follows:
* revise your discussion of the "Transactions of November 30, 2005"
to provide an overview of the transactions and an explanation of the purposes for having these as separate transactions including Gales Industries acquire AIM and then you acquiring Gales Industries and for Gales Industries rather than you conducting the private placement;
* revise your discussion of your acquisition of Gales Industries to disclose the terms including, but not limited to, the following:
o the aggregate purchase price;
o the number and type of shares that you issued;
o any other consideration;
o the basis for the determination of the purchase price including the value of Gales Industries and the value of each share of your stock;
* revise your discussion of your acquisition of AIM by Gales Industries as follows:
o disclose the aggregate purchase price including cash, notes, stock payments of loans and taxes, reimbursement of legal and accounting expenses;
o disclose the basis for the determination of the purchase price including the value of AIM and the value of each share of stock of Gales Industries
* revise your discussion of the acquisition by AIM of real estate from affiliates to disclose whether AIM obtained an independent appraisal and, if not, the basis for the purchase price; and
* revise your discussion of the private placement of Gales Industries convertible preferred stock to
o disclose the closing date; and
o the number of shares of your common stock of Ashlin that holders now own and the effective price per share given the price paid in the private placement.


Business, page 15

7. Please revise this section to comply with Item 101(a) of Regulation S-B to include a description of your development during the past three years including, but not limited to, the form and year of organization and a description of your business before the acquisition of Gales Industries. Please explain the business without the use of technical terms such as "ISO 9001 and AS 9100 Certifications" and "OEMs" or explain those terms in plain English.


8. Please comply with the requirements of Item 101(b) of Regulation
S-B including, but not limited to, the following:
* describe the extent to which your products are protected by any patents, trademarks or licenses;
* describe labor contracts with your unionized workers; and
* estimate the amount spent by you and AIM during the last two fiscal years on research and developments activities.

9. Please provide more detail on page 16, regarding the "long term exclusive multi-year agreements" to which you refer including whether or not these agreements include binding obligations on the
purchaser
to buy from you.   In addition, please explain, on page 17, how
you
will finance your acquisitions given your limited resources and how you will compete with larger competitors with greater resources also seeking companies to acquire.


Management`s Discussion and Analysis, page 19

10. Please revise this section to comply with Item 303 (b) to address
your future financial condition and results of operations. Specifically, address the extent to which recent financial statements of AIM are not indicative of future performance of Ashlin
Development.   Please discuss your auditor`s opinion in note 3 to
your September 30, 2005 unaudited financial statements that "there remains substantial doubt about the company`s ability to continue as a going concern." We note that this opinion was based upon your September 30, 2005 financials and that since then you have undertaken additional obligations. It appears that you may not have any net income as a result of the additional commitments that you have undertaken since the September 30, 2005 financials including but not limited to various loans, promissory notes, the costs of being a public company and increased compensation. Please provide discussion and analysis. In addition, please provide discussion and analysis of your net income, not just gross profit, in the past and in the future.


Results of Operations
Year Ended December 31, 2004 Compared to Year Ended December 31,
2003, page 19

11. Your discussion and explanation of changes in revenues, expenses, and gross profits is overly general in nature. Please revise your disclosure to identify the specific facts and circumstances surrounding these material changes in your income statement. For example, you should discuss the factors leading to increased purchase orders and shipments that caused the $2.5 million increase in sales.


Critical Accounting Policies, page 22

12. We note the cross-reference to Note 1 to the audited financial statements of AIM intended to satisfy the requirement for the discussion of critical accounting policies. These discussions are meant to supplement, not duplicate the disclosures presented in the financial statements and to provide greater insight into the quality
and variability of information regarding financial condition and
operating performance.   As such, please revise your disclosure to
comply with Part V of FR 76.


Security Ownership, page 22

13. Please disclose the natural person who is the control person of
ACS Holdings LLC.


Directors, Executive Officers, Promoters and Control Persons, page
23

14. Please comply with Item 401(a)(3) of Regulation S-B by giving the term of each director.


Executive Compensation, page 26

15. Please revise this section as follows:
* comply with Item 402(b) of Regulation S-B by providing a table with all of the requisite columns and distinguishing in the table between restricted stock and options;
* disclose in a footnote that although you only paid your Chairman $16,837 in 2005 you have agreed to pay him at least $250,000 in salary and at least $125,000 in bonus in 2006; and
* disclose the terms of the "comprehensive compensation policy" that you intend to adopt and the estimated aggregate cost.











Air Industries Machining Corporation

Independent Accountants` Report, page F-2
16. You state that AIM constitutes all of your operations following the merger. In view of this fact, your assumption that a reverse acquisition has occurred and the issuance of the accountants` report subsequent to the acquisition date, we would expect the audit to be conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Please revise or advise.

17. As a related matter, refer to the Independent Accountants` Report on page F-14. The report states that consolidated statements of income, retained earnings and cash flows for the twelve months ended
September 30, 2005 and 2004 have been reviewed. However, the financial statements which follow appear to consist of the nine month periods ended September 30, 2005 and 2004. Please revise or advise, as appropriate.


Audited Financial Statements for the Year Ended December 31, 2004

Consolidated Balance Sheets, page F-4

18. We note from your disclosure in Note 5 - Advances from Shareholders on page F-11 that AIM has historically used these advances for working capital needs, and that these advances do not bear interest. As these long term advances are from significant shareholders the interest that would have been paid on these amounts had they been obtained from a third party represents an expense paid on behalf of the company by a principal stockholder, and should be recorded as an expense and a capital contribution. Refer to SAB Topic 5T. As such, please revise your financial statements to included imputed interest expense on these advances at rates similar to rates you would have been able to obtain in the marketplace. Disclose the maturity dates and any other significant contractual terms of these advances in your footnote as well.

19. Please add a footnote to the annual and interim financial statements to discuss the asset captioned "Cash Surrender Value - Officer`s Life" and your method of accounting for same. The reasons for the significant decline in this asset as of September 30, 2005 should be addressed in your interim financial statements as well.

20. Please revise your interim balance sheet presentation to include a pro forma balance sheet along side your historical balance sheet giving effect to the conversion of preferred stock to common stock that will mandatorily convert on effectiveness of the registration statement.


Consolidated Statements of Income and Retained Earnings, page F-5

21. It is unclear from your disclosure why you classify interest income and interest expense within operations on your income statement. Supplementally justify the inclusion of interest income in revenues from operations and interest expense in operating expenses or reclassify both items to Other Income.

22. We note your presentation here and on the face of the other financial statement schedules of "Distributions to Shareholders" during 2004 and 2003. We also note your disclosure throughout your
Form SB-2 that AIM previously reported as a subchapter S corporation and made distributions to its shareholders to cover their tax burden resulting from AIM`s operations. It does not appear however, that the nature of distributions have been discussed in AIM`s financial statements for the year ended December 31, 2004. As such, please revise your financial statement disclosure and your MD&A, as appropriate, to include the facts and circumstances surrounding such distribution. This discussion should include how the distribution amount was calculated or determined and the timing and amount of the payment. Also, please supplementally tell us the total amount of any undistributed earnings or losses as of the acquisition date. Your attention is invited to SAB Topic 4-B with regard to the treatment of any such undistributed earnings. We may have further comment on your response.

23. As a related matter, the historical financial statements of AIM should include pro forma tax information on the face of the income statement for all periods presented. Subsequent to the acquisition, pro forma presentations reflecting tax expense for earlier comparable periods should continue to be presented for periods prior to becoming taxable and for the period of change. Pro forma after tax EPS data should be presented for each of these periods as well.


Note 1 - Significant Accounting Policies

Principles of Consolidation, page F-7

24. Please revise your footnote to clarify how you determine which entities to consolidate and how such consolidation is effected.
For
example, specify the conditions under which you consolidate variable interest entities and indicate the conditions under which you consolidate entities that do not qualify as VIEs.


Inventories, page F-10

25. We note that inventory represents over half of your total assets, but you have not discussed your policy for determining what constitutes excess and obsolete inventory. As such, please revise your accounting policy here to indicate how you determine excess and obsolete inventory. As a related matter, also please include either here or in Note 2 a rollforward of the provision for excess and obsolete inventory for each year an income statement is presented, as applicable and if significant.

26. As a related matter, we note the methodology you use to value finished goods inventory and work-in-process as described on page F-
19. Please supplementally explain the rationale for your methodology in circumstances where the inventory is not supported by an invoiced selling price based on a purchase order from a company. Specifically, explain how you determined that a sixty percent reduction of the historic selling price is appropriate in every instance and tell us why you believe that a discount for a general and administrative charge is appropriate. Such costs are generally considered to be period costs and are often so unrelated to the immediate production process that any allocation would be purely arbitrary. Please advise.

Note 10 - Commitments and Contingencies, page F-12

27. It is unclear how your disclosure and accounting treatment of the
claim for personal injury in the amount of $5,000,000 as described in
Note 10 and elsewhere in your filing are in compliance with FAS 5. Specifically, it is unclear why you believe right of setoff exists between the loss contingency associated with the claim for personal injury and the insurance recovery as the general principles of FIN
39
prohibit the offset of any liability with an asset (such as a "probable" insurance recovery) unless a legal right of setoff exists
between the two parties (i.e. debtor and creditor).   Therefore,
the
amounts expected to be received from the insurer cannot offset the liability to be booked, and it is necessary to evaluate the loss and gain separately under paragraphs 8 and 17 of SFAS 5, respectively. In addition, your current disclosure does not meet the requirements of paragraphs 9-13 of SFAS 5 in that it is unclear what you
estimate
the range of possible loss to be, if estimable, and what the probability of such a payout is. As such, please revise your financial statements and related disclosure to fully and completely discuss this claim in accordance with the disclosure requirements of
SFAS 5 independent of any insurance recovery, per paragraphs 8-13
and
17 of SFAS 5.   Disclosure throughout your filing should be
similarly
revised.



Ashlin Development Corporation

Unaudited Financial Statements for the Nine-Month Period Ended
September 30, 2005 and 2004

Condensed Statements of Operations, page F-28

28. As you sold your core operations, it appears that you disposed of a "component of an entity" as described in paragraphs 41 and 42 of SFAS 144. If our understanding is correct, we would expect your income statement presentation to comply with the guidance and the example set forth in paragraph 43 of that statement.
Specifically,
it appears that the order of the line items in your income statement should be revised so that "Total operating expense" is followed by "Loss from operations," "Other income," "Interest income," "Loss from continuing operations before income taxes," "Income taxes," "Loss from continuing operations," "Discontinued operations (Note X)," "Income (loss) from discontinued operations (including gain on disposal of $XXX)," "Income tax," "Loss on discontinued operations,"
"Net income." Please revise or advise. Your current presentation is confusing and it does not appear to comply with GAAP. We may have further comments upon review of your revised format.



Note 4 - Equity

29. Please confirm that you issued 100,000 shares valued at $0.10 per share resulting in $10,000 consulting expense pursuant to a new consulting contract. Your current disclosure indicates the shares were valued at $0.010 per share. If our understanding is correct, please revise your financial statements accordingly.

30. We note that the 300,000 shares issued to the CEO per his compensation contract during the nine-month period ended September 30, 2005 were valued at $0.04 per share, a value significantly less than the other issuances discussed in this footnote. Supplementally explain to us how you determined market value for this and the other issuances described in this note. We may have further comment on your response.



Gales Industries Incorporated

Unaudited Financial Statements for the Nine-Month Period Ended
September 30, 2005 and 2004

General

31. We note that Gales Industries was incorporated on October 30, 2004, and that they have had no operations since that date. Supplementally explain the history of Ashlin`s relationship with Gales and Gales relationship with AIM. Include in your explanation a discussion of how the merger and acquisition transaction was formulated; specifically address how the three entities came initially came into contact with each other. We may have further comment on your response.


Note 1 - Organization and General

Private Placement of Preferred Stock, page F-38

32. Supplementally explain to us and revise your disclosure throughout your filing, as appropriate, to indicate the material terms of the preferred stock issued in the private placement.
This
explanation and disclosure should include under what circumstances and when the preferred stock may be converted, how you determined the offering price of the preferred stock, and any other material terms.
Please also supplementally tell us how the purchasers of the preferred stock are related to the acquisition and merger transaction. We may have further comment on your response.


Bridge Financings, page F-38

33. We note that as of September 30, 2005 you had approximately $172,500 in bridge financing notes outstanding, that approximately $150,000 of this balance was repaid using the a portion of the proceeds from the private placement of preferred stock, that $22,500 was converted per the terms, and that warrants were issued in connection with each of the three tranches of bridge financing (February, August, and September 2005). Supplementally explain to us how you have valued and recorded the value of the warrants and their effect on the conversion rate of each round of bridge financing. It would appear that, at a minimum, the initial bridge note may contain a beneficial conversion feature. Your response should include an analysis using the guidance in EITF 00-19 and EITF 00-27, as applicable. We may have further comment on your response.


Unaudited Pro Forma Financial Statements

General
34. Based upon the descriptions on page F-40 and elsewhere
throughout
the filing, it sometimes appears that you regard the concurrent merger and acquisition transactions as two separate and distinct acquisitions, each of which constituted a reverse acquisition. However, on other occasions it appears that, either you regard Gales as the acquirer in the first transaction, or you regard the deals as
a single transaction.   Further, the disclosure regarding these
transactions contained elsewhere in your filing is unclear as to how these transactions were treated under GAAP. Please revise your disclosure throughout your filing to completely and clearly present and discuss each of these transactions in accordance with the disclosure requirements of paragraphs 51 and 52 of SFAS 141. In this regard, your attention is also directed to paragraph 57 of that statement. Your revised disclosure should discuss each transaction separately from the viewpoint of the accounting acquirer. If AIM is considered to be the accounting acquirer, please specifically state this fact, here and throughout your filing. We may have further comment on review of your revised presentation and your response.


35. Please revise your description of the transactions in the narrative on page F-40 to include a complete description of each the specific terms of each transaction directly related to the November
30, 2005 merger and acquisition.


36. Supplementally explain to us and revise your disclosure here and throughout your filing to indicate whether the real estate purchase by AIM was conducted pursuant to terms of the transaction, or was conducted contemporaneously with but separate from the transaction.
If the real estate purchase was not executed pursuant to the terms of the reverse acquisition, please remove all adjustments relating to the real estate transaction from the pro forma statements as they would not be considered directly attributable to the transaction.

37. As a related matter, we note that AIM consolidates the two entities holding the mortgages as of September 30, 2005 and December
31, 2004 as you consider them to be VIE`s under FIN 46 (R). Supplementally explain to us why you believe recording the purchase of the property at the purchase price paid is appropriate given that these properties appear to have been recorded in your financial statements at a lower price in earlier periods.

38. Your current tabular presentation of the pro forma financial statements is confusing. Please revise both your balance sheet and income statement presentations to clearly label the unadjusted column as the historical financial statements of AIM, and to break out your
"adjustments" column into several additional distinct columns, the first representing the historical financial statements for the appropriate period of Gales, the second presenting any adjustments or eliminations necessary to effect the first acquisition, the third presenting a subtotal, the fourth representing the historical financial statements for Ashlin, the fifth presenting any adjustments or eliminations associated with that transaction and the sixth presenting a final total. Our comment assumes that you regard the transaction as two separate and distinct acquisitions. Even if this is not the case, however, the pro forma financial statements should still present the three sets of historical financial statements in separate pro forma columns. Please revise as appropriate.

39. Individual adjustments should be self-balancing and prepared on a standalone basis. For example, you have not identified the debit side of adjustment (a). Further, the purpose of the reference to "See Contra" in the line item labeled "Cash and Cash Equivalents" is neither explained nor readily apparent. Please eliminate this type of reference from your presentation as it only adds to the confusion.
Finally, please clarify how this adjustment is related to the November 30, 2005 transaction.

40. Please review your presentation of positive and negative amounts as the use of parentheses to represent negative amounts appears to be inconsistently applied.


41. We note that there are several adjustments to your pro forma balance sheet that do not have explanations. Please remove these adjustments or add footnotes explaining how these items are calculated, and why they are directly attributable to the transaction and will have an ongoing impact.

42. If the pro forma balance sheet is not included in your next amendment as a result of updating the financial statements, please provide a supplemental pro forma balance sheet to the staff in order to facilitate our understanding of the transaction. Supplemental responses should be provided to all of our related comments.


Consolidated Pro Forma Balance Sheet

Footnotes (b), (d), (l)

43. The methodology you have used to value these transactions does not appear to be appropriate based upon the narrative disclosures presented. Specifically, assuming you believe that two reverse acquisitions have occurred, we would expect the costs to be determined in accordance with GAAP. Where both the issuer and the target are nonpublic, the transaction should be recorded at the fair value of the issuer`s assets.  Further, when a public shell
acquires
a nonpublic target in a reverse acquisition, we would normally expect
cost to equal the recorded value of the issuer`s net tangible assets.
Please explain your valuation methodology and assumptions in detail
and provide support for your proposed accounting. Identify your basis in GAAP for the accounting methodology applied. Provide us with your cost computations and purchase price allocations, as
applicable.   We may have further comments upon review of your
response.


Footnote (c)
44. Supplementally explain to us how the purchase price of the corporate campus was determined.



Footnote (f)

45. Please revise your calculation of the adjustment to amortization expense so that the reader of the financial statements can recalculate your adjustment from the explanation provided. You should consider the use of tabular presentation for clarity. You should itemize each source of the total adjustment and include how such adjustment was calculated, including original cost basis and useful life.



Footnote (g), (j), (n), (o)

46. To the extent the real estate transaction is directly attributable to the purchase transaction, please revise your explanation (g) to include a description of the material terms of the loan with PNC bank including the entity with which the loan is associated and include the amounts of each adjustment in each of these explanations. Otherwise, please remove these pro forma adjustments



Footnote (i)

47. It is unclear from your explanation how the repayment of certain accrued expenses is directly attributable to the transactions and not merely a transaction in the ordinary course of business. Please either revise your pro forma statements to exclude such adjustment or revise your footnote explanation to completely and clearly state how this pay-down of accrued expenses is directly related to the transactions.


Footnote (k)

48. Please revise this explanation to specify the amounts of the legal and accounting expenses associated with each transaction.


Footnote (p), (r), (x)

49. Please revise these explanations to clearly state why they are directly attributable to the transaction.


Footnote (q)

50. Please revise your explanation to include the material terms of the notes issued to shareholders of AIM.


Pro Forma Statement of Income for the Year Ended December 31, 2004 and Nine-Month Period Ended September 30, 2005

Footnotes (a) and (d), page F-47

51. Please revise your explanations so that the reader of the financial statements is able to recalculate the amount of the adjustment from the explanation provided. For example, an adjustment to depreciation expense should be accompanied by an explanation including the change in basis of the asset or assets in question as well as the useful life of such assets.

52. Supplementally explain to us whether the termination and hiring of the employees named in part (ii) of explanations (a) and (d) was negotiated as part of the transaction or was separately negotiated.
We may have further comment on your response.


Footnotes (b) and (e)

53. Please revise part (i) of your explanations (b) and (e) to include the material terms of the options and warrants to which the expense relates. Your explanation should also include why you believe this adjustment is directly attributable to the transaction.

54. It appears part (ii) of these explanations is in part a reclassification of expenses from cost of sales to general and administrative expense. If our understanding is correct, supplementally explain to us why the previous accounting was correct and how the reclassification is justified as a pro forma adjustment.
We may have further comment on your response.


Item 26. Recent Sales of Unregistered Securities

Shares Issued by Gales Industries Prior to the Merger, page I-I

55. Supplementally explain to us how you have valued and recorded the options to purchase shares issued to Mr. Gales (1,250,000 options),
Mr.Giusto (1,200,000), Mr. Rettaliata (1,200,000), and Mr. D.
Peragallo (1,200,000). We may have further comment on your response.


Other

56. Please update the financial statement and related disclosures included in the Company`s Form SB-2 registration statement in accordance with Item 310 (g) of Regulation S-B.


57. Please include a currently dated consent of the independent accountants in any amendments to the Form SB-2 registration statement that are filed.






      * * * * * * * * * * * * *




      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Amy Marie Geddes at (202) 551-3304 or
Margery
E. Reich at (202) 551-3347 if you have questions regarding
comments
on the financial statements and related matters.  Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-
3491
with any other questions.


						Sincerely,



						Todd K. Schiffman
						Assistant Director



cc. 	Vincent J. McGill, Esquire
      Eaton & Van Winkle, LLP
      3 Park Avenue
      16th Floor
      New York, New York 10016





Mr. Michael Gales
Gales Industries Inc.
March 8, 2006
Page 1